UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

On May 5, 2026, Dreamland Limited (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) stating that because the Company’s Class A ordinary shares had a closing bid price at or above $1.00 per share for 10 consecutive business days, from April 21 through May 4, 2026, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on May 8, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer